Exhibit 20

                                   APPRAISAL

                                      FOR

                              U.S. RIG & EQUIPMENT
                              6601 SW 29TH STREET
                         OKLAHOMA CITY, OKLAHOMA 73179

                                 APRIL 4, 1996

Mr. Roy Oliver
U.S. Rig & Equipment
6601 SW 29th Street
Oklahoma City, Oklahoma  73179

Dear Mr. Oliver:

Enclosed is the appraisal that you requested on U.S. Rig & Equipment's (18) drilling rigs. The purpose of the appraisal is to determine orderly liquidation value as of April 1996 for the function of updating the equipment's collateral value. It should not be used for any other function.

The total orderly liquidation value is $23,700,000.00. This value represents a gross amount. Allowances have not been made for sales commissions, advertising, moving, make ready and security expenses or any other expenses which might be associated with a sale or liquidation. The equipment is summarized on a separate summary page in the body of the report. A definition of the above purpose and the methodology used in determining value is also included.

The equipment was inspected March 19-22, 1996, while located in various counties in Oklahoma and Texas. Generally, it was judged to be in good condition. Because of time and cost constraints, some equipment listed on the inventory was not inspected. Values and conditions on that equipment should be considered hypothetical.

We have retained a copy of this report, the equipment listings and original notes from which it was prepared. These records will be kept confidential.

This report has been prepared in accordance with the principles and procedures for the evaluation and valuation of personal property, as prescribed by THE INTERNATIONAL SOCIETY OF APPRAISERS (ISA).

                                          Sincerely,

                                          SUPERIOR APPRAISALS

                                          /s/   Daniel J. Kruse
                                                Daniel J. Kruse, CAI
                                                Chairman of the Board

                                          Dated: _____________________


                      ORDERLY LIQUIDATION VALUE CONCEPT

The approximated gross sale proceeds that might be realized in a moderate or reasonably short time frame, within approximately 120 days, in order to locate a buyer while noting various intervening variables such as: Psychological attractiveness, removal time and expense, physical deterioration, quantity, etc. The orderly liquidation concept also maintains that the responsibility (risk) and incurred cost of removal of purchases remain with the buyer, and that there is no actual or implied warranty or guarantee on the equipment and/or inventory which is to be sold. Additionally, all equipment and/or inventory would eventually be sold in total, with clear title, and without consideration allotted to a willing buyer/willing seller situation.

                                 METHODOLOGY

The orderly liquidation concept is unique in that it mutually shares some of the elemental criteria present in both the liquidation and fair market value concepts. Once all comparable research is satisfied, then relationships are made by compensating in the areas lacking in similarity as well as any intervening variable (i.e. psychological attractiveness, deterioration, quantity {caution should be exercised with quantity - as there is sometimes an inverse relationship between quantity and price, typically excessive quantity is causal to lower recovery value}, economic and market factors, etc.)
having positive or adverse effects on the subject equipment.

Another factor having a causal effect on the numerical result is the time frame in which the equipment is to be sold. Theoretically, the more time one has to sell equipment, the more the likelihood the equipment will sell at a higher market range. Hence: Fair market value denotes a reasonable amount of time (usually with no specified constraints) to sell equipment, thereby causing the gross purchase price before expenses to be at the upper range of the spectrum in many cases. Likewise, orderly liquidation also typifies a gross recovery (before expenses) slightly in the upper spectrum, but usually not quite as high as fair market value due to various time constraints. Lastly, liquidation exemplifies a forced time constraint where the values could fall to the lower end of the spectrum. No differently than liquidation value, the orderly liquidation concept considers the difficulty of removal.

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                              TERMS AND CONDITIONS

                       (TO WHICH THE APPRAISAL IS SUBJECT)


This appraisal report is given subject to the terms and conditions hereinafter set forth, all of which are a part hereof unless expressly set aside in writing either on the pages of this appraisal or by a writing attached to the report signed by all parties concerned.

            1. Unless otherwise stated herein, this report is based only on the readily apparent identity of the item(s) appraised, and no further opinion nor guarantee of authenticity, genuineness or attribution of authorship is made.

            2. Unless otherwise stated herein, the appraisal value(s) is based on the whole ownership and possessory interest undiminished by any liens, fractional interests or any other form of encumbrance or alienation.

            3. Proper emphasis on relevant facts, data or opinions have been fully stated and are assumed correct in obtaining the numerical results.

            4. The subject items have been identified to the best of the appraiser's knowledge.

            5. The appraisal service fee is based on a flat rate structure and is not in the form of a commission, rebate, division of brokerage, referral or any other fee contingent on the final numerical results.

            6. The appraiser(s) has no present or contemplated future interest in the subject property or any other interest impeding a fair numerical result unless so stated.

            7. The value concepts by which this report is structured are stated in the cover letter.

            8. The valuation for equipment must not be used in conjunction with any other appraisal. The total valuation of equipment in this report applies only under the use at time of inspection.

            9. Superior Appraisals is not required to appear in court or give testimony in reference to this appraisal unless previous arrangements

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            have been made.

            10. In some cases, recovery values could be affected upwardly or downwardly, based on the reputation of the present ownership and maintenance of the subject matter.

            11. This report is made at the request of the party named for his/her/its use. It is not an indication or certificate of title or ownership. The identification of the interest of the requesting party is simply that represented to the appraiser by such party and no inquiry or investigation has been made nor is any opinion given as to the truth of such representation.

            12. The value(s) expressed herein is based on the appraiser's best judgement and opinion and is not a representation or warranty that the item(s) will realize that value if offered for sale at auction or otherwise. The value(s) expressed is based on current information on the date made and no opinion is hereby expressed as to any further value nor, unless otherwise expressly stated, as to any past value.

            13. Stated values are given item by item unless clearly stated as being per lot. The total of individual item values shall not be construed as an appraisal value for the whole lot, but merely as the addition of single values. Where values are given by lot, the value per lot is for the whole and no opinion is given as to individual proportionate values within the lot.

            14. Unless otherwise stated herein, value(s) expressed is based on the general expertise and qualifications of the appraiser as to the appropriate market and valuation of the item(s) and purpose involved. Where particular detailed information is relied on, it will be so stated in writing.

            15. Where an appraisal is based on a sample of a larger whole, it will be so stated and it is based on the assumption that the sample delivered is representative and fair. No opinion or warranty is hereby made as to the fairness or representative nature of any large whole from which the sample was drawn.

            16. Where an appraisal is based not only on the item(s), but also on data or documentation supplied therewith, this certificate shall so state by making references thereto and, where appropriate, attaching copies hereto.

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            17. Unless expressly stated, the condition of the item(s) is good for its type, with serious deficiencies and repairs noted. Ordinary wear and tear common to this type of item is not noted.

            18. Superior Appraisals reserves the right to recall all copies of this report to correct any errors, make deletions or additions, if found necessary.

            19. No portion of this report may be reproduced, copied or used in any manner by anyone without the previous written consent of Superior Appraisals and then only in its entirety including all cover letters and material.

            20. Should, in conjunction with this appraisal, additional services of the appraiser be requested by the client, his agent or attorney, or the Court (such as for added time researching for other value purposes, pretrial conferences, court appearances, court preparation, etc.), compensation for same shall be at the customary daily rate charged by Superior Appraisals at the time and shall be paid by the client upon receipt of a statement.

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                          DEFINITION OF CONDITION TERMS

The following is an explanation of the conditions used in describing the equipment:

EXCELLENT: Recently purchased. Extremely limited use. Practically new mechanical condition.

VERY GOOD: In exceptionally good mechanical condition. Has just been completely overhauled or has had such limited use that no repairs or worn parts replacement is necessary. Very low hours.

GOOD: No known mechanical defects except any that may be described. In operating condition, but may have some worn parts that will need repair or replacement in the near future.

FAIR: Has seen considerable service and may require general overhaul in the near future.

POOR: Has seen hard service. Is worn and needs repairs.

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                                APPRAISAL SUMMARY

                                       FOR

                              U. S. RIG & EQUIPMENT


Rig No. 1 - OILWELL E-3000                                         1,700,000.00
Rig No. 2 - NATIONAL 1625-DE, S/N-T2939                            1,900,000.00
Rig No. 3 - CONTINENTAL EMSCO C-3                                  1,400,000.00
Rig No. 4 - NATIONAL 1625-DE, S/N-T2952                            1,900,000.00
Rig No. 5 - NATIONAL 1625-DE, S/N-T3039                            1,900,000.00
Rig No. 6 - NATIONAL 1320-UE, S/N-78                                 900,000.00
Rig No. 7 - NATIONAL 1320-UE, S/N-1167N                            1,250,000.00
Rig No. 8 - NATIONAL 1320-UE, S/N-T2801                            1,500,000.00
Rig No. 9 - 1982 OILWELL E-2000, S/N-H47199UK                      1,475,000.00
Rig No. 10 - 1980 OILWELL E-2000, S/N-H47169                       1,275,000.00
Rig No. 11 - 1981 OILWELL E-2000, S/N-H4716OUK                     1,600,000.00
Rig No. 12 - 1981 OILWELL E-2000, S/N-H47134UK                     1,100,000.00
Rig No. 13 - 1981 OILWELL E-2000, S/N-H47128UK                     1,600,000.00
Rig No. 14 - CONTINENTAL EMSCO C-2                                 1,100,000.00
Rig No. 15 - OILWELL 840-E                                         1,400,000.00
Rig No. 16 - 1981 MID-CONTINENT U-914-EC                             600,000.00
Rig No. 17 - CONTINENTAL EMSCO D-3, S/N-66                           500,000.00
Rig No. 18 - CONTINENTAL EMSCO D-3, S/N-57                           600,000.00

                                                       TOTAL:    $23,700,000.00

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                               EQUIPMENT INVENTORY

This Equipment Inventory Schedule to this appraisal has been omitted pursuant to
Item 601(b)(2) of Regulation S-K. Registrant hereby agrees to provide a copy of such Schedule to the Commission upon its request.

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